Exhibit 99.1 – Regency GP LP Unaudited Consolidated Balance Sheet

Regency GP LP
Consolidated Balance Sheet
(in thousands)

June 30, 2008
Unaudited
ASSETS
Current Assets:
Cash and cash equivalents	$29,986
Restricted cash	10,050
Trade accounts receivable, net of allowance of $242	29,303
Accrued revenues	200,078
Related party receivables	493
Assets from risk management activities	9,305
Other current assets	9,637
Total current assets	288,852

Property, plant and equipment
Gas plants and buildings	138,688
Gathering and transmission systems	1,291,859
Other property, plant and equipment	149,127
Construction-in-progress	113,731
Total property, plant and equipment	1,693,405
Less accumulated depreciation	(181,480)
Property, plant and equipment, net	1,511,925

Other Assets:
Intangible assets, net of amortization of $15,216	209,098
Long-term assets from risk management activities	9,362
Other, net of amortization of debt issuance costs of $3,869	18,075
Goodwill	265,784
Total other assets	502,319

TOTAL ASSETS	$2,303,096

LIABILITIES & PARTNERS' CAPITAL
Current Liabilities:
Trade accounts payable	$65,583
Accrued cost of gas and liquids	162,420
Escrow payable	10,050
Liabilities from risk management activities	76,016
Other current liabilities	24,711
Total current liabilities	338,780

Long-term liabilities from risk management activities	40,461
Other long-term liabilities	15,963
Long-term debt	1,162,500
Minority interest	727,846

Commitments and contingencies

Partners' Capital	17,546

TOTAL LIABILITIES AND PARTNERS' CAPITAL	$2,303,096

See accompanying notes to consolidated balance sheet

Regency GP LP
Notes to the Unaudited Consolidated Balance Sheet

1.  Organization and Basis of Presentation
Organization of Regency GP LP.  Regency GP LP (the “General Partner”) is the general partner of Regency Energy Partners LP.  The General Partner owns a 2 percent general partner interest and incentive distribution rights in Regency Energy Partners LP, a Delaware limited partnership.  The General Partner’s general partner is Regency GP LLC.  All dollar amounts are presented in thousands.

Organization of Regency Energy Partners LP.  Regency Energy Partners LP and its subsidiaries (the “Partnership”) are engaged in the business of gathering, processing, contract compression, marketing, and transporting natural gas and natural gas liquids (“NGLs”).

Basis of Presentation.  The General Partner has no independent operations and no material assets outside those of the Partnership.  The number of reconciling items between the consolidated balance sheet and that of the Partnership are few.  The most significant difference is that relating to minority interest ownership in the General Partner’s net assets by certain limited partners of the Partnership, and the elimination of the General Partner’s investment in the Partnership.

On January 7, 2008, the Partnership acquired all of the outstanding equity and minority interest (the “FrontStreet Acquisition”) of FrontStreet from ASC and EnergyOne.  FrontStreet owns a gas gathering system located in Kansas and Oklahoma, which is operated by a third party.

The total purchase price consisted of (a) 4,701,034 Class E common units of the Partnership issued to ASC in exchange for its 95 percent interest and (b) the payment of $11,752,000 in cash to EnergyOne in exchange for its five percent minority interest and the termination of a management services contract valued at $3,888,000.  The Partnership financed the cash portion of the purchase price out of its revolving credit facility.

In connection with the FrontStreet Acquisition, the Partnership amended its Agreement of Limited Partnership to create the Partnership’s Class E common units.  The Class E common units had the same terms and conditions as the Partnership’s common units, except that the Class E common units were not entitled to participate in earnings or distributions of operating surplus by the Partnership.  The Class E common units were issued in a private offering conducted in accordance with the exemption from the registration requirements of the Securities Act of 1933 as afforded by Section 4(2) thereof.  The Class E common units converted into common units on a one-for-one basis on May 5, 2008.

Because the acquisition of ASC’s 95 percent interest is a transaction between commonly controlled entities (i.e., the buyer and the seller were each affiliates of GECC), the Partnership accounted for this portion of the acquisition in a manner similar to the pooling of interest method.  Under this method of accounting, the Partnership reflected historical balance sheet data for both the Partnership and FrontStreet instead of reflecting the fair market value of FrontStreet’s assets and liabilities.  Further, certain transaction costs that would normally be capitalized were expensed. Common control between the Partnership and FrontStreet began on June 18, 2007.

Conversely, the acquisition of the five percent minority interest is a transaction between independent parties, for which the Partnership applied the purchase method of accounting.  The Partnership is in the process of obtaining third-party valuations of fixed and certain intangible assets; thus, the allocation of the purchase price is subject to refinement.

The following table summarizes the book values of the assets acquired and liabilities assumed at the date of common control, following the as-if pooled method of accounting.

At June 18, 2007
(in thousands)

Current assets	$8,840
Property, plant and equipment	91,556
Total assets acquired	100,396
Current liabilities	(12,556)
Net book value of assets acquired	$87,840

The unaudited balance sheet as of June 30, 2008 has been prepared on the same basis as the audited consolidated balance sheet included in the Current Report on Form 8-K filed on May 9, 2008 for the year ended December 31, 2007.  In the opinion of the Partnership’s management, such balance sheet reflects all adjustments necessary for a fair presentation of the financial position for such interim periods in accordance with GAAP.  All intercompany items and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included with the annual consolidated balance sheet prepared in accordance with GAAP have been omitted pursuant to the rules and regulations of the SEC.

2.  Summary of Significant Accounting Policies
Use of Estimates. This unaudited condensed consolidated balance sheet has been prepared in conformity with GAAP, and, of necessity, include the use of estimates and assumptions by management.  Actual results could be different from those estimates.

Consolidation.   The General Partner consolidates the balance sheet of the Partnership with that of the General Partner.  This accounting consolidation is required because the General Partner owns 100 percent of the general partner interest in the Partnership, which gives the General Partner the ability to exercise control over the Partnership.

Minority Interest.  Minority interest represents non-controlling ownership interest in the net assets of the Partnership.  The minority interest attributable to the limited partners of the Partnership consists of common units of the Partnership.  The non-affiliated interest in the minority interest as of June 30, 2008 is $443,986,000.

Recently Issued Accounting Standards.  In January 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115” (“SFAS No. 159”), which permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. The adoption of SFAS No. 159 in 2008 had no impact on the Partnership’s financial position, results of operations or cash flows, as the Partnership has elected to continue valuing its outstanding senior notes at historical cost.

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations” (“SFAS No. 141(R)”), which significantly changes the accounting for business acquisitions both during the period of the acquisition and in subsequent periods.  SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008.  Generally, the effects of SFAS No. 141(R) will depend on future acquisitions.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”), which will significantly change the accounting and reporting related to noncontrolling interests in a consolidated subsidiary.  SFAS No. 160 is effective for fiscal years beginning after December 15, 2008.  The Partnership is currently evaluating the potential impacts on its financial position, results of operations or cash flows of the adoption of this standard.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS No. 161”).  SFAS No. 161 requires enhanced disclosures about derivative and hedging activities.  These enhanced disclosures will address (a) how and why a company uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect a company’s financial position, results of operations and cash flows.  SFAS No. 161 is effective for fiscal years beginning on or after November 15, 2008, with earlier adoption allowed.  The Partnership is currently evaluating the potential impacts on its financial position, results of operations or cash flows of the adoption of this standard.

3.  Acquisitions and Dispositions
CDM Resource Management, Ltd.  On January 15, 2008, the Partnership and an indirect wholly owned subsidiary of the Partnership consummated an agreement and plan of merger (the “Merger Agreement”) with CDM Resource Management, Ltd.  CDM provides its customers with turn-key natural gas contract compression services to maximize their natural gas and crude oil production, throughput, and cash flow in Texas, Louisiana, and Arkansas.  The Partnership operates and manages CDM as a separate reportable segment.

The total purchase price paid by the Partnership for the partnership interests of CDM consisted of (1) the issuance of an aggregate of 7,276,506 Class D common units of the Partnership, which were valued at $219,590,000, (2) the payment of an aggregate of $161,945,000 in cash, and (3) the payment of $316,500,000 to retire CDM’s debt obligations.  Of the Class D common units issued, 4,197,303 Class D common units were deposited with an escrow agent pursuant to an escrow agreement.  Such common units constitute security to the Partnership for a period of one year after the closing with respect to any obligations under the Merger Agreement, including obligations for breaches of representation, warranties and covenants.

In connection with the CDM merger, the Partnership amended its Agreement of Limited Partnership to create the Partnership’s Class D common units.  The Class D common units have the same terms and conditions as the Partnership’s common units, except that the Class D common units are not entitled to participate in distributions of operating surplus by the Partnership.  The Class D common units automatically convert into common units on a one-for-one basis on the close of business on the first business day after the record date for the quarterly distribution on the common units for the quarter ending December 31, 2008.  The Class D common units were issued in a private offering conducted in accordance with the exemption from the registration requirements of the Securities Act of 1933 under Section 4(2) thereof.

The total purchase price of $699,702,000, including direct transaction costs, was allocated preliminarily as follows.
At January 15, 2008
(in thousands)

Current assets	$19,463
Other assets	4,547
Gas plants and buildings	1,528
Gathering and transmission systems	421,160
Other property, plant and equipment	2,728
Construction-in-progress	36,385
Identifiable intangible assets	80,480
Goodwill	164,522
Assets acquired	730,813
Current liabilities	(31,054)
Other liabilities	(57)
Net assets acquired	$699,702

The final purchase price allocation, which management expects to be completed before year end, may differ from the above estimates

Nexus Gas Holdings, LLC. On March 25, 2008, the Partnership acquired Nexus, (“Nexus Acquisition”) by merger for $88,486,000 in cash, including customary closing adjustments and direct transaction costs.  Nexus Gas Partners LLC, the sole member of Nexus prior to the merger (“Nexus Member”), deposited $8,500,000 in an escrow account as security to the Partnership for a period of one year against indemnification obligations and any purchase price adjustment.  The Partnership funded the Nexus Acquisition through borrowings under the existing revolving credit facility.

Upon consummation of the Nexus Acquisition, the Partnership acquired Nexus’ rights under a Purchase and Sale Agreement (the “Sonat Agreement”) between Nexus and Sonat.  Pursuant to the Sonat Agreement, Nexus will purchase 136 miles of pipeline from Sonat (the “Sonat Asset Acquisition”) that could facilitate the Nexus gathering system’s integration into the Partnership’s north Louisiana asset base. The Sonat Asset Acquisition is subject to abandonment approval and jurisdictional redetermination by the FERC, as well as customary closing conditions.  Upon closing of the Sonat Asset Acquisition, the Partnership will pay Sonat $27,500,000, and, if the closing occurs on or prior to March 1, 2010, on certain terms and conditions as provided in the Merger Agreement, the Partnership will make an additional payment of $25,000,000 to the Nexus Member.

The total purchase price of $88,486,000 was allocated preliminarily as follows.
At March 25, 2008
(in thousands)

Current assets	$3,457
Buildings	13
Gathering and transmission systems	16,960
Other property, plant and equipment	4,440
Identifiable intangible assets	57,100
Goodwill	7,187
Assets acquired	89,157
Current liabilities	(671)
Net assets acquired	$88,486

The final purchase price allocation, which management expects to be completed before year end, may differ from the above estimates

4.  Risk Management Activities
The net fair value of the financial instruments related to the Partnership’s risk management activities constituted a net liability of $97,810,000 at June 30, 2008.  The Partnership expects to reclassify $51,871,000 of net hedging losses as an offset to revenues or interest expense from accumulated other comprehensive income (loss) in the next twelve months.  The net liabilities from risk management activities have been reduced by $948,000 to reflect the effect of credit risk associated with these instruments.

The Partnership’s hedging positions help reduce exposure to variability of future commodity prices through 2010 and future interest rates on $300,000,000 of debt under its revolving credit facility through March 5, 2010.

Effective June 19, 2007, the Partnership elected to account for all outstanding commodity hedging instruments on a mark-to-market basis except for the portion pursuant to which all NGL products for a particular year were hedged and the hedging relationship was, for accounting purposes, effective.

In March 2008, the Partnership entered offsetting trades against its existing 2009 portfolio of mark-to-market hedges, which it believes will substantially reduce the volatility of its existing 2009 hedges.  This group of trades, along with the pre-existing 2009 portfolio, will continue to be accounted for on a mark-to-market basis.  Simultaneously, the Partnership executed additional 2009 NGL swaps which were designated under SFAS No. 133 as cash flow hedges.  In May 2008, the Partnership entered into commodity swaps to hedge its 2010 NGL commodity risk, except for ethane, which are accounted for using mark-to-market accounting.

The Partnership accounts for a portion of its 2008 and all of its 2009 West Texas Intermediate crude oil swaps using mark-to-market accounting.  In May 2008, the Partnership entered into West Texas Intermediate crude oil swap to hedge its 2010 condensate risk, which qualified for hedge accounting in June 2008.

On February 29, 2008, the Partnership entered into two-year interest rate swaps related to $300,000,000 of borrowings under its revolving credit facility, effectively locking the base rate for these borrowings at 2.4 percent, plus the applicable margin (2 percent as of June 30, 2008). These interest rate swaps were designated as cash flow hedges on March 7, 2008.

5.  Long-term Debt
Long-term debt obligations are as follows.
June 30, 2008
(in thousands)

Senior notes	$357,500
Revolving loans	805,000
Total	1,162,500
Less: current portion	-
Long-term debt	$1,162,500

Availability under revolving credit facility:
Total credit facility limit	$900,000
Revolving loans	(805,000)
Letters of credit	(27,257)
Total available	$67,743

The Partnership entered into Amendment No. 4 to its Fourth Amended and Restated Credit Facility on January 15, 2008, thereby expanding its revolving credit facility to $750,000,000.  The Partnership also entered into Amendment No. 5 to its Fourth Amended and Restated Credit Facility on February 13, 2008, expanding its revolving credit facility to $900,000,000 and availability for letters of credit to $100,000,000.  The Partnership has the option to request an additional $250,000,000 in revolving commitments with ten business days written notice provided that no event of default has occurred or would result due to such increase, and all other additional conditions for the increase of the commitments set forth in the credit facility have been met.  These amendments did not materially change other terms of the Partnership’s revolving credit facility.

The estimated fair market value of the senior notes was $368,225,000 as of June 30, 2008.

The senior notes are guaranteed by the Partnership’s subsidiaries (the “Guarantors”) at the date they were issued. These note guarantees are the joint and several obligations of the Guarantors.  A Guarantor may not sell or otherwise dispose of all or substantially all of its properties or assets if such sale would cause a default under the terms of the senior notes.  Events of default include nonpayment of principal or interest when due; failure to comply with certain limits on the payment of distributions; failure to make a change of control offer; failure to comply with reporting requirements according to SEC rules and regulations; and defaults on the payment of obligations under other indebtedness of $20,000,000 or more. Since certain subsidiaries do not guarantee the senior notes, the consolidating balance sheet of the guarantors and non-guarantors as of June 30, 2008 is disclosed below.

Condensed Consolidating Balance Sheets
June 30, 2008
Unaudited

	Guarantors	Non Guarantors	Eliminations	Consolidated
	(in thousands)
ASSETS
Total current assets	$276,170	$12,682	$-	$288,852
Property, plant and equipment, net	1,417,382	94,543	-	1,511,925
Total other assets	502,319	-	-	502,319
TOTAL ASSETS	$2,195,871	$107,225	$-	$2,303,096

LIABILITIES & PARTNERS' CAPITAL
Total current liabilities	$336,492	$2,288	$-	$338,780
Long-term liabilities from risk management activities	40,461	-	-	40,461
Other long-term liabilities	15,963	-	-	15,963
Long-term debt	1,162,500	-	-	1,162,500
Minority interest	7,464	-	720,382	727,846
Partners' capital	632,991	104,937	(720,382)	17,546
TOTAL LIABILITIES & PARTNERS' CAPITAL	$2,195,871	$107,225	$-	$2,303,096

6.  Commitments and Contingencies
Legal. The Partnership is involved in various claims and lawsuits incidental to its business.  In the opinion of management, these claims and lawsuits in the aggregate will not have a material adverse effect on the Partnership’s business, financial condition, results of operations or cash flows.

Contingent Purchase of Sonat Assets.  In March of 2008, the Partnership, through its Nexus acquisition, obtained the rights to a contingent commitment to purchase 136 miles of pipeline that could facilitate the Nexus gathering system’s integration into the Partnership’s north Louisiana asset base. The purchase commitment is contingent upon the FERC declaring that the pipeline is no longer subject to its jurisdiction, together with approval of the current owner’s abandonment and other customary closing conditions.  In the event that all contingencies are satisfactorily resolved, the Partnership will pay Sonat $27,500,000.  Furthermore, if the closing occurs on or prior to March 1, 2010, the Partnership will pay an additional $25,000,000 to the sellers, subject to certain terms and conditions.

On April 3, 2008, Sonat filed an application with the FERC seeking authorization to abandon by sale to Nexus 136 miles of pipeline and related facilities.  The application also requested a determination that the facilities being sold to Nexus be considered non-jurisdictional, with certain facilities being gathering and certain facilities being intrastate transmission.  Four producers submitted letters in support of the application and several Sonat shippers protested the application.  The matter is currently pending.

Escrow Payable.  At June 30, 2008, $1,504,000 remained in escrow pending the completion by El Paso of environmental remediation projects pursuant to the purchase and sale agreement (“El Paso PSA”) related to assets in north Louisiana and the mid-continent area.  In the El Paso PSA, El Paso indemnified the predecessor of our operating partnership RGS against losses arising from pre-closing and known environmental liabilities subject to a limit of $84,000,000 and subject to certain deductible limits.  Upon completion of a Phase II environmental study, the Partnership notified El Paso of remediation obligations amounting to $1,800,000 with respect to known environmental matters and $3,600,000 with respect to pre-closing environmental liabilities.

In January 2008, pursuant to authorization by the Board of Directors of the General Partner, the Partnership agreed to settle the El Paso environmental remediation.  Under the settlement, El Paso will clean up and obtain “no further action” letters from the relevant state agencies for three owned Partnership facilities.  El Paso is not obligated to clean up properties leased by the Partnership, but it indemnified the Partnership for pre-closing environmental liabilities.  All sites for which the Partnership made environmental claims against El Paso are either addressed in the settlement or have already been resolved.  In May 2008, the Partnership released all but $1,500,000 from the escrow fund maintained to secure El Paso’s obligations.  This amount will be further reduced under a specified schedule as El Paso completes its cleanup obligations and the remainder will be released upon completion.

Nexus Escrow.  Nexus deposited $8,500,000 in an escrow account as security to the Partnership for a period of one year against indemnification obligations and any purchase price adjustment related to the March 25, 2008 Nexus Acquisition.

Environmental.  A Phase I environmental study was performed on certain assets located in west Texas in connection with the pre-acquisition due diligence process in 2004.  Most of the identified environmental contamination had either been remediated or was being remediated by the previous owners or operators of the properties.  The aggregate potential environmental remediation costs at specific locations were estimated to range from $1,900,000 to $3,100,000.  No governmental agency has required the Partnership to undertake these remediation efforts.  Management believes that the likelihood that it will be liable for any significant potential remediation liabilities identified in the study is remote.  Separately, the Partnership acquired an environmental pollution liability insurance policy in connection with the acquisition to cover any undetected or unknown pollution discovered in the future. The policy covers clean-up costs and damages to third parties, and has a 10-year term (expiring 2014) with a $10,000,000 limit subject to certain deductibles.   No claims have been made.

TCEQ Notice of Enforcement. On February 15, 2008, the TCEQ issued a NOE concerning the Partnership’s Tilden processing plant located in McMullen County, Texas (“the Plant”).  The NOE alleges that, between March 9, 2006, and May 8, 2007, the Plant experienced 15 emission events of various durations from 4 hours to 41 days, which were not reported to TCEQ and other agencies within 24 hours of occurrence.  On April 3, 2008, TCEQ presented us with a written offer to settle the allegation in the NOE in exchange for payment of an administrative penalty of $480,000.  The Partnership is continuing to pursue this matter with the TCEQ.

RIGS FERC Petition.  On April 29, 2008, the Partnership filed a petition with the FERC seeking approval to maintain RIGS’ maximum Section 311 transportation rates.  The rate filing was required by a FERC Letter Order issued on September 26, 2005, which approved a settlement in which RIGS agreed to justify its existing rates or establish new rates for Section 311 service by May 1, 2008.  The triennial rate review requirement is a standard settlement provision in most intrastate pipeline rate proceedings.

In the petition, RIGS requests to maintain its current maximum rates for both firm and interruptible services as follows:
•	firm service: reservation fee of $4.5625 per MMBtu monthly ($0.15 per MMBtu daily) and commodity fee of $0.05 per MMBtu and
•	interruptible service: $0.20 per MMBtu.

RIGS also requested a continuation of its existing fuel retention percentage of up to two percent.  The proposed rates are subject to refund beginning May 1, 2008.

Keyes Litigation.  In August 2008, Keyes Helium Company, LLC (“Keyes”) filed suit against Regency Gas Services LP, Regency Energy Partners LP and its general partner.  Keyes entered into an output contract with the Partnership’s predecessor in 1996 under which it purchased all of the helium produced at the Lakin processing plant in southwest Kansas.  In September 2004, the Partnership decided to shut down the Lakin plant and contract with DEFS for the processing of volumes processed at Lakin, as a result of which the Partnership no longer delivered any helium to Keyes.  As a result, Keyes alleges it is entitled to an unspecified amount of damages for the costs of covering its purchases of helium.  The Partnership is evaluating this claim and plans to defend itself vigorously against this complaint.

7.  Other Assets
Intangible assets, net.   Intangible assets, net consist of the following.

	Permits and Licenses	Customer Contracts	Trade Names	Total
	(in thousands)
Balance at December 31,2007	$9,368	$68,436	$-	$77,804
Additions	-	102,480	35,100	137,580
Disposals	-	-	-	-
Amortization	(393)	(4,811)	(1,082)	(6,286)
Balance at June 30, 2008	$8,975	$166,105	$34,018	$209,098

The weighted average amortization period for permits and licenses, customer contracts, and trade names are 15, 16, and 15 years, respectively.  The expected amortization of the intangible assets for each of the five succeeding years is as follows.

Year ending December 31,	Total
(in thousands)
2008 (remaining)	$6,911
2009	12,358
2010	12,264
2011	10,950
2012	10,713

Goodwill.  Goodwill consists of $67,019,000, $34,243,000, and $164,522,000 for the gathering and processing, transportation, and contract compression, respectively, as of June 30, 2008.

8.  Fair Value Measures
On January 1, 2008, the Partnership adopted the provisions of SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), for financial assets and liabilities. SFAS No. 157 became effective for financial assets and liabilities on January 1, 2008. On January 1, 2009, the Partnership will apply the provisions of SFAS No. 157 for non-recurring fair value measurements of non-financial assets and liabilities, such as goodwill, indefinite-lived intangible assets, property, plant and equipment and asset retirement obligations.  SFAS No. 157 defines fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations.

SFAS No. 157 establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:
•	Level 1 — unadjusted quoted prices for identical assets or liabilities in active markets accessible by us;
•	Level 2 — inputs that are observable in the marketplace other than those inputs classified as Level 1; and
•	Level 3 — inputs that are unobservable in the marketplace and significant to the valuation.
SFAS No. 157 encourages entities to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.

The Partnership’s financial assets and liabilities measured at fair value on a recurring basis are risk management assets and liabilities related to interest rate and commodity swaps.  Risk management assets and liabilities are valued using discounted cash flow techniques.  These techniques incorporate Level 1 and Level 2 inputs such as future interest rates and commodity prices. These market inputs are utilized in the discounted cash flow calculation considering the instrument’s term, notional amount, discount rate and credit risk and are classified as Level 2 in the hierarchy. The Partnership has no financial assets and liabilities as of June 30, 2008 valued based on inputs classified as Level 3 in the hierarchy.